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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

May 23, 2001

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to other provisions of the Act.

(Continued on following pages)

CUSIP No. 957070 10 5	13D*	Page 2 of 4

(1)	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only)
TOM D. SEIP

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds
PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
NOT APPLICABLE

(6)	Citizenship or Place of Organization
UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
300,000

		(8)	Shared Voting Power
0

		(9)	Sole Dispositive Power
300,000

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
300,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

(13)	Percent of Class Represented by Amount in Row (11)
1.89%

(14)	Type of Reporting Person
IN

Item 1.  Security and Issuer.

    This Amendment No. 1 amends and supplements the Schedule 13D filed on May 10, 2001 (the "Schedule 13D"), by the undersigned, relating to shares of common stock, par value $0.01 per share (the "Common Stock"), of Westaff, Inc., a Delaware corporation ("Westaff") referred to therein. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

    Paragraph (a) of Item 5 is hereby amended and restated in its entirety as follows:

      (a) Based upon the number of shares of Common Stock outstanding on August 21, 2001, as disclosed by Westaff in its Form 10-Q Quarterly Report filed with the SEC on that date, the 300,000 vested shares of Common Stock purchasable by the Reporting Person upon exercise of options granted to the Reporting Person represented approximately 1.89% of the total outstanding shares of Westaff.

    Paragraph (b) of Item 5 is hereby added in its entirety as follows:

      (b) Until such time as the Reporting Person exercises vested shares granted by the options, he is not entitled to any rights as a stockholder of Westaff as to such shares. If the vested shares of the options were exercised, the Reporting Person would have the sole right to vote and dispose of the shares of Common Stock issued as a result of such exercise, subject to the terms and conditions of the options.

    On May 23, 2001, at the annual meeting of stockholders, the stockholders of Westaff approved an amendment and restatement to Westaff's 1996 Stock Option/Stock Issuance Plan (the "Plan Amendment"). Upon the approval by the stockholders of the Plan Amendment, the Voting Agreement dated as of May 1, 2001 entered into by the Reporting Person and certain stockholders was terminated, and the Reporting Person has no sole or shared power to vote or to direct the vote of any shares previously covered by that voting agreement.

    Paragraph (e) of Item 5 is hereby amended and restated in its entirety as follows:

      (e) As of May 23, 2001, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

        The responses of the Reporting Person to Rows (7) through (13) of the cover page of this statement on Schedule 13D are incorporated herein by reference.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM D. SEIP

Dated: September 12, 2001	/s/ TOM D. SEIP Name: Tom D. Seip Title: President and Chief Executive Officer, Westaff, Inc.

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SIGNATURE